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                                                                  EXHIBIT (g)(5)

                                         CONTACT:
                                         --------
                                         Tom Nicholson
                                         847/286-5231

                                         FOR IMMEDIATE RELEASE
                                         ---------------------
                                         March 17, 1997


        SEARS, ROEBUCK AND CO. COMPLETES OFFER FOR MAXSERV, INC.

     Sears, Roebuck and Co. (NYSE:S) today announced that its wholly owned subsidiary, Max Acquisition Delaware Inc., has accepted for payment and purchased all shares of MaxServ, Inc. (NASDAQ SmallCap Market: MXSV) common stock tendered pursuant to the tender offer for MaxServ. The tender offer expired at midnight, Eastern time, Friday, March 14, 1997.

     Approximately 3.7 million shares were tendered in the offer, which together with the 7,033,333 shares previously owned by Sears represents approximately 98 percent of the outstanding shares of MaxServ common stock. The value of the transaction is approximately $39.3 million, including all warrants and options.

     Sears, Roebuck and Co. is a leading U.S. retail and service company with annual revenues in excess of $38 billion. Sears has been a customer of MaxServ since 1983 and accounts for more than 93 percent of MaxServ's revenues. MaxServ provides information services for Sears customers and for the repair and servicing of appliances and electronics for Sears Home Services technicians.